
RECEIVED
NOV 2 1 2005
SECTIONAL PROCESSING
WASH, D.C. 213 SECTION

BB 12/28


05044809

COMMISSION
549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50609 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YYY) AND ENDING 09/30/05 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~L.A. FERRELLI & CO.~~ Anthony Louis Ferrelli, dba

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 PROSPECT AVENUE
(No. and Street)

| REVERE | MA | 02151 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A. FERRELLI — 781-286-8554
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, PC
(Name – if individual, state first, last, middle name)

| 11 VANDERBILT AVENUE | NORWOOD | MA | 02062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
JAN 2 3 2006
THOMSON FINANCIAL

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

BB

## OATH OR AFFIRMATION

I, LOUIS A. FERRELLI ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.A. FERRELLI & CO. , as of SEPTEMBER 30 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

OWNER

Title

Notary Public



JEANNETTE LOMBARDI
Notary Public
Commonwealth of Massachusetts
My Commission Expires 8-21-09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# L. A. FERRELLI & COMPANY

## FINANCIAL STATEMENTS

## SEPTEMBER 30, 2005

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

**Independent Auditors' Report**

To the Owner of
L. A. Ferrelli & Company
Revere, MA

We have audited the statement of financial condition in liquidation of L. A. Ferrelli & Company (a sole proprietor) as of September 30, 2005 and the related statements of income, changes in owner's equity, and cash flows in liquidation for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the Company's policy is to prepare its financial statements on the liquidation basis of accounting.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position in liquidation of L. A. Ferrelli & Company at September 30, 2005, and the results of its operations and its cash flows in liquidation for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
October 18, 2005

## L. A. FERRELLI & COMPANY

## STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2005

### ASSETS

| | |
|---|---|
| Cash | $ 9,489 |
| Receivable from broker-dealers and clearing organizations | 802 |
| Other assets | 169 |
| | $ 10,460 |

### LIABILITIES AND OWNER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable, accrued expenses and other liabilities | $ 93 |
| Owner's equity | 10,367 |
| | $ 10,460 |

The accompanying notes are an integral part of these financial statements.

**L. A. FERRELLI & COMPANY**

**STATEMENT OF INCOME**

**For The Year Ended September 30, 2005**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 7,070 |
| Interest | 39 |
| | 7,109 |
| Expenses: | |
| Communications and data processing | 740 |
| Other expenses | 4,925 |
| | 5,665 |
| Net income | $ 1,444 |

The accompanying notes are an integral part of these financial statements.

L. A. FERRELLI & COMPANY

STATEMENT OF CHANGES IN OWNER'S EQUITY

For The Year Ended September 30, 2005

| | | |
|---|---|---|
| Balance at October 1, 2004 | $ | 11,226 |
| Net income | | 1,444 |
| Withdrawal of capital | | (2,303) |
| Balance at Septmeber 30, 2005 | $ | 10,367 |

The accompanying notes are an integral part of these financial statements.

## L. A. FERRELLI & COMPANY

## STATEMENT OF CASH FLOWS

### For The Year Ended September 30, 2005

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 1,444 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Receivable from brokers-dealers and clearing organizations | 477 |
| Other assets | (4) |
| Accounts payable, accrued expenses and other liabilities | 45 |
| Net cash provided by operating activities | 1,962 |
| Cash flows from investing activities | |
| None | - |
| Cash flows from financing activities | |
| Capital withdrawals | (2,303) |
| Decrease in cash | (341) |
| Cash at beginning of the year | 9,830 |
| Cash at end of the year | $ 9,489 |
| Supplemental cash flow disclosures: | |
| Income tax payments | $ 0 |
| Interest payments | $ 0 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

# L. A. FERRELLI & COMPANY

## NOTES TO FINANCIAL STATEMENTS

## SEPTEMBER 30, 2005

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

The Company was a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company was a sole proprietorship. On September 30, 2005 it ceased operations as a broker-dealer.

### Method of Accounting

When the Company decided to liquidate, it changed its basis of accounting from the going concern method to the liquidation basis.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Income Taxes

The Company as a sole proprietorship is not subject to federal and state income taxes.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $9,405, which was $4,405 in excess of its required net capital of $5,000. The Company's net capital ratio was .99 to 1.

# L. A. FERRELLI & COMPANY

## SUPPLEMENTARY SCHEDULES

## SEPTEMBER 30, 2005

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM


SEC MAIL PROCESSING
RECEIVED
NOV 21 2005
WASH. D.C.
213
SECTION

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Owner of
L. A. Ferrelli & Company
Revere, MA

We have audited the accompanying financial statements in liquidation of L. A. Ferrelli & Company as of and for the year ended September 30, 2005, and have issued our report thereon dated October 18, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
October 18, 2005

## SCHEDULE I

## L. A. FERRELLI & COMPANY

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS: | | |
| Accounts payable and accrued expenses | $ 93 | |
| TOTAL AGGREGATE INDEBTEDNESS | $ 93 | |
| NET CAPITAL: | | |
| Total Owner's Equity | | $ 10,367 |
| ADJUSTMENTS TO NET CAPITAL: | | |
| Other assets | | (169) |
| 12 B-1 fees | | (793) |
| | | (962) |
| Net Capital, as defined | | $ 9,405 |
| NET CAPITAL REQUIREMENT | | $ 5,000 |
| NET CAPITAL IN EXCESS OF REQUIRMENT | | $ 4,405 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.99% |

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of September 30, 2005)

| | |
|---|---|
| Net capital as reported in Company's Part IIA (unaudited) FOCUS Report | $ 9,405 |
| Increase in net worth | - |
| Increase in non-allowable assets | - |
| Net capital per above | $ 9,405 |

**SCHEDULE II**

**L. A. FERRELLI & COMPANY**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

**SEPTEMBER 30, 2005**

L. A. Ferrelli & Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

**Independent Auditor's Report on Internal Control Required by Rule 17a-5**

To the Owner of
L.A. Ferelli & Company

In planning and performing our audit of the financial statements of L.A. Ferrelli & Company (the Company), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
October 18, 2005